UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2022 January - March Quarterly Results	2

The financial information related to January-March 2022 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 12th May 2022. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00

Telefónica Q1 2022 Financial Results                      12th May 2022
Strong start to the year as the Group delivers value accretive growth

Highlights
•Clear strategic execution and delivery enabling considerable value creation.
◦Q1 22 update; reinforced leadership in core markets; in Spain, secured La Liga Content at 15% lower net cost (agreement with DAZN) and launched new convergent portfolio miMovistar; in Germany, O2 consolidated network quality; in the UK, on track to deliver VMO2 synergies and gigabit leader; in Brasil Oi mobile assets acquisition, value capture of R$5.4bn in synergies; while widening our consumer digital ecosystems. In T. Infra, ongoing conversations with investors for the creation of Spain and UK FibreCos, whereas T. Tech closed the acquisition of Incremental in the UK and announced in May the acquisition of BE-terna in Germany, adding new capabilities.
◦Looking ahead; we expect to improve our competitive positioning and benefit from potential in-market consolidation moves in Spain. In T. Hispam we continue modulating our exposure whilst increasing profitability, with more optionality. T. Tech is completing build-up of a fast-growing business, while boosting fibre opportunity and value crystallisation through T. Infra. Further technology and efficiency levers will be in the new operating model and attract new digital talent (new Universitas campus). Ultimately, the shaping of our business model will make it more relevant for society.
•ESG contributing to economic recovery through the Group’s focus on digitalisation, social development and respect for the environment.
•Best in class customer profile owing to network and FTTH expansion, and excellent 5G position.
◦Total accesses +2%1 y-o-y; fibre +20%; mobile contract +5%.
◦Increased focus on digital care in customer service driving enhanced productivity and customer experience.
•Improved organic growth momentum (y-o-y): revenue (+3.2%), OIBDA (+2.1%) and OIBDA-CapEx (+6.4%).
◦BB & SoC revenue at 73% of services revenue (+2.1 p.p. y-o-y).
◦Increased B2B revenues (+2.7% y-o-y organic), leveraging digitalisation through T. Tech.
◦Flat organic OIBDA margin y-o-y as improved operating efficiency offsets inflationary pressure.
◦Targeted CapEx spend (-4.9% y-o-y in organic terms) with focus on investing in new technologies.
•Reported revenue, OIBDA and OIBDA-CapEx improving sequentially, despite increased inflation.
◦Double-digit top-line growth in reported terms (y-o-y) in Brazil and Hispam, mid single-digit growth in Germany and UK and growing revenue in Spain.
◦Double-digit OIBDA growth in reported terms (y-o-y) in Brazil, mid to high single-digit growth in Hispam, Germany and the UK.
•FX contributing positively to reported numbers (revenue +€242m; OIBDA +€95m; FCF +€53m).
•€513m FCF, an improvement of €480m versus Q1 21.
•Net debt reduced by 23.3% y-o-y to €27,453m, due to M&A activity, robust FCF and solid fundamentals. In Q1 22, net debt increased €1.4bn, mainly due to FX movements.
1 Including 100% of VMO2 accesses and excluding Costa Rica and El Salvador

	Q1 22
	Reported (€m)	y-o-y reported % Chg

Revenue	9,410	(9.0)
OIBDA	3,199	(6.4)
OIBDA underlying	3,071	(12.1)
Net Income	706	(20.3)
FCF (incl. leases principal payments)	513	n.s.
Net Financial Debt ex-leases	27,453	(23.3)

	Q1 22
	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg

Revenue	10,883	3.2
OIBDA	3,753	2.1
OIBDA - CapEx (ex- spectrum)	2,435	6.4

Commenting on the results, José María Álvarez-Pallete, Chairman and Chief Executive Officer of Telefónica, said:
“We are pleased to report a strong start to the year as we continue to deliver against our strategy focused on value creation. To highlight this quarter, the successful closing of the Oi deal in Brazil, which will bring synergies of R$5.4bn; the continued materialisation of synergies in VMO2; the launch of miMovistar together with the agreement signed with DAZN in Spain for La Liga rights translating into 15% net deflation for this valuable content, and network quality consolidated in Germany. T. Tech continues building-up whilst growing revenue 80.6% y-o-y, whilst T. Infra continues pursuing new value creation opportunities in Spain and the UK.
Despite rising inflation, sustained growth momentum delivers a strong start to the year, with organic growth across the board and solid free cash flow generation. In reported terms, we are growing double digit in revenue in Brazil and Hispam and mid to high single-digit in Germany and the UK, whilst improving top-line growth in Spain. In OIBDA, we double-digit growth in Brazil, and mid to high single-digit OIBDA growth in Hispam, Germany and the UK.
Looking ahead, we are well on track to meet our 2022 financial guidance and I am pleased to confirm our dividend for 2022. We continue to see significant opportunities to drive performance across the business through digitalisation and helping society build a greener future, more inclusive future.”

Outlook
Telefónica is well on track to meet its 2022 financial targets (organic2 including 50% of VMO2 JV) and Q1 22 results align with management’s expectations.
•Revenue +3.2% y-o-y in Q1 22 vs. 2022 target of “low single digit growth”.
•OIBDA +2.1% y-o-y in Q1 22 vs. 2022 target of “low single digit growth”.
•CapEx (ex-spectrum) to sales ratio of 12.0% organic in Q1 22 vs. 2022 target of up to 15%.

Shareholder remuneration confirmed
•The second tranche of the 2021 dividend (€0.15 per share) will be paid in June 2022, through a voluntary scrip.
•2022 cash dividend of €0.3 per share will be paid in December 2022 (€0.15 per share) and in June 2023 (€0.15 per share). For the purpose of the second tranche, the corresponding corporate resolutions will be proposed to the AGM.
•Reduction of share capital through the cancellation of the Company’s own shares (139,275,057) in April 2022.

2 Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	% Chg

Retail Accesses	341,122.7	343,474.8	341,887.8	344,945.5	343,688.4	0.8
Fixed telephony accesses	32,006.6	31,395.9	30,521.3	29,966.9	29,280.9	(8.5)
Broadband	25,586.7	25,662.6	25,713.4	25,833.3	25,836.4	1.0
UBB	21,071.9	21,481.7	21,873.3	22,281.8	22,554.8	7.0
FTTH	10,574.6	11,142.7	11,709.8	12,243.8	12,697.9	20.1
Mobile accesses	271,780.1	274,917.0	274,263.8	277,793.3	277,394.2	2.1
Prepay	131,508.6	131,764.2	129,147.7	129,675.7	126,690.6	(3.7)
Contract	113,511.4	114,988.2	115,899.8	117,432.1	118,439.0	4.3
IoT	26,760.1	28,164.6	29,216.4	30,685.4	32,264.7	20.6
Pay TV	11,447.2	11,258.2	11,152.0	11,111.7	10,951.7	(4.3)
Wholesale Accesses	23,066.4	23,747.4	23,854.6	24,173.3	24,680.5	7.0
Fixed wholesale accesses	3,698.1	3,679.6	3,699.8	3,694.5	3,703.1	0.1
Mobile wholesale accesses	19,368.3	20,067.8	20,154.8	20,478.8	20,977.4	8.3
Total Accesses	364,189.1	367,222.2	365,742.4	369,118.9	368,368.9	1.1
Notes:
- Includes VMO2's access since January 2021.
- FTTH accesses includes mainly Spain, Brazil and Hispam connections.
- Accesses in March 2022 include (in T. España) an update of 500k IoT accesses from December 2021.

OWN UBB COVERAGE
Unaudited figures (thousands)	2021				2022

	March	June	September	December	March	% Chg

UBB Premises passed	153,169.5	155,365.5	157,265.0	159,841.1	162,946.2	6.4
Owned (Fully/Partially)	77,915.4	79,256.3	80,881.7	82,857.7	84,879.7	8.9
Total FTTH	49,271.3	51,413.8	53,522.9	55,813.7	57,972.0	17.7
Owned (Fully/Partially)	47,917.2	49,635.7	51,439.5	53,473.2	55,505.5	15.8
Uptake FTTH	27%	27%	27%	27%	27%	0.2 p.p.
Notes:
- Total premises passed include owned coverage in Spain, UK, Brazil and Hispam as well as third-party agreements. Includes VMO2's UBB premises passed since January 2021.
- FTTH uptake includes FTTH connected accesses in Spain (including wholesale), Brazil and Hispam divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

Improving customer base mix
The Group’s accesses base (including 100% of VMO2 accesses and excluding Costa Rica and El Salvador), increased by 2% y-o-y to 368.4m in Mar-22 with a continued growth in high value (FTTH +20% and mobile contract +5%).

Enhanced infrastructure and IT
The Group is focused on the development of a future-proof, open and virtualised network architecture.
Our fibre strategy is delivering returns. Fibre is the most effective technology for 5G and our fibre vehicles enable footprint expansion while optimising CapEx and returns. Telefonica retains the world leadership (outside of China) in UBB with premises passed increasing 6% y-o-y to 162.9m as of Mar-22 (84.9m own network, +9% y-o-y) and FTTH increasing 18% y-o-y to 58.0m premises passed (55.5m own network, +16% y-o-y). We are evolving our fibre network (XGS-PON ready) with the Open Broadband project. The shift will be gradual, and its commercial rollout across Brazil is planned to begin during 2023. Open access fixed customer equipment (in-house) totaled 46.5m, with 11.8m "Home Gateway Units" serving 94% of FTTH customers. By means of OPA-H (Open Access for Home), we are virtualising the application layer of our Customer Premise Equipment to build a differential value proposition including its use for third parties, and facilitating operation and maintenance as well as the introduction of services.

Stand-alone 5G implementation continues following successful spectrum acquisitions in Spain, UK and Brazil in 2021. 5G SA is already enabled in Germany, with Spain, the UK and Brazil to follow by Q4 22. The commercial launch of Stand Alone 5G will be implemented in line with evolving markets demands. 5G coverage is currently available in over 400 cities/towns across the UK, c. 250 cities across Germany and 21 cities in Brazil. In Spain 5G covers around 82% of the population. Thanks to network sharing agreements in Germany and the UK, the deployment of 5G is more efficient. In LTE, the coverage stood at 87% (99% in Europe and 83% in Latam), up 4 p.p. y-o-y.
The evolution towards a simpler and more automated IT mobile architecture progresses with Open RAN virtualisation. During 2022, extended validation in the field is due to take place in our core markets. The target is to attain 30-50% of total RAN growth between 2023-2025 (at least 800 commercial locations by mid-2023) with NEC as system integrator for pilots and commercial deployments in Germany, the UK, Spain, and Brazil.
In parallel, we continue testing Network Slicing use cases with partners and, in the Multi Edge Computing ecosystem, our multiple partnerships with companies such as Microsoft and Google, our focus on the delivery of commercial solutions, and our ability to equip Central Offices with Edge platforms and 5G gave us a clear strategic advantage.
The Leadwind fund (launched by Telefónica together with K Fund) closed an amount of €140 million investment for technologies such as AI, data analytics, Edge Computing, 5G connectivity, blockchain and cloud services.
Telefónica remains fully committed to fighting climate change and continues to execute energy efficiency projects to stabilise electricity consumption, costs and CO2 emissions.
Currently, 100% of the electricity used is from renewable sources across the Group's core markets and Perú. In addition, in Q1 22, we started to purchase renewable energy in additional Hispam markets (guarantee of origin certificates); in Spain, the supply under the long-term renewable energy contract (+480 GWh/year) began; and in Brazil, we installed 23 green power plants.
We maintained our efforts to reduce our energy consumption: in Spain, 1,458 central offices have been closed since 2016 as part of the copper to fibre migration project by 2024, while in Brazil and Hispam, a partial switch off of the copper network is being carried out. In Hispam, a pilot of Energy Savings Automation began (with a Nokia solution), and at MWC, Telefónica was among the finalists for the “Best Mobile Innovation for Climate Action” award (first operator worldwide to test Ericsson's Radio -Deep Sleep Mode- power saving feature).
To mitigate CO2 emissions, we are implementing methodologies for reporting data on fuel consumption and refrigerant gas recharge in Brazil and Argentina and, in Colombia, Batteries as a Service (BaaS) and hybrid renewable solutions which will reduce fuel consumption by 60-90%. The Group is advancing towards its goal of net-zero emissions in key operations by 2025 in Scopes 1 and 2 (in addition to a 39% reduction in scope 3), as well as in Hispam and the entire value chain by 2040.
Across the Group, 81% of processes were digitalised (+2 p.p. y-o-y) and managed in real time, enabling an agile service.

Financial performance

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2022	2021	Reported

Revenue	9,410	10,340	(9.0)
Other income	637	316	101.6
Operating expenses	(6,836)	(7,233)	(5.5)
Impairments & losses on disposal of assets	(13)	(7)	87.3
Underlying operating income before D&A (OIBDA)	3,071	3,494	(12.1)
Operating income before D&A (OIBDA)	3,199	3,417	(6.4)
OIBDA Margin	34.0%	33.0%	0.9 p.p.
Depreciation and amortisation	(2,109)	(2,023)	4.2
Operating income (OI)	1,090	1,394	(21.8)
Share of profit (loss) of investments accounted for by the equity method	72	(4)	c.s.
Net financial income (expense)	(292)	(240)	21.6
Profit before taxes	870	1,150	(24.3)
Corporate income tax	(94)	(206)	(54.3)
Profit for the period	776	944	(17.8)
Attributable to equity holders of the Parent	706	886	(20.3)
Attributable to non-controlling interests	70	58	19.9
Weighted average number of ordinary shares outstanding during the period (millions)	5,634	5,763	(2.2)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.12	0.14	(17.5)
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.12	0.17	(31.8)
Notes:
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021 have been taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€51m in January-March 2022 and €73m in January-March 2021), by the weighted average number of ordinary shares outstanding during the period.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022.

Foreign exchange movements had a positive impact of €242m on revenue and €95m on OIBDA in Q1 22 (€306m and €119m including 50% VMO2 results), which translated to a €53m positive impact on free cash flow, mainly due to the appreciation of the Brazilian real vs. the euro. At net debt level, FX had a negative impact of €1.3bn or €1.7bn at net debt plus leases.
Revenue decreased 9.0% y-o-y in Q1 22, mainly due to changes to the perimeter (-€1,592m, primarily due to the deconsolidation of T. UK on June 1, 2021 after the creation of VMO2 JV), partially offset by the positive FX impact. In organic terms, aggregating 50% of VMO2 JV results, revenue increased by 3.2% in Q1 22, with service revenue and handset sales growing 2.0% and 14.1% y-o-y, respectively. In organic terms, revenue remained resilient in Q1 22 across all the markets where the Group operates.
The weight of revenue from broadband connectivity and services beyond connectivity increased by 2.8 p.p. y-o-y to 73% of total service revenue in reported terms, while the share of voice and access decreased by 2.1 p.p. y-o-y to 27% in Q1 22.
B2B revenue continues to show a positive trend delivering solid growth of 2.7% y-o-y in Q1 22 in organic terms. This performance was driven by a differential value proposition and key operating capabilities which allowed Telefónica to benefit from the ongoing demand for digitalisation projects from companies of all sizes.

Other income amounted to €637m in Q1 22, mainly reflecting the capital gain from the closing of Colombia's InfraCo transaction of €0.2bn.
Operating expenses decreased 5.5% y-o-y in Q1 22, positively affected by changes to the perimeter (+€1,043m), partially offset by the negative impact from FX. OpEx included €41m of restructuring costs in Hispam. In organic terms, aggregating 50% of VMO2 JV results, OpEx increased 6.0% y-o-y, due to higher supply and other operating costs.
Impairments and losses on disposal of assets amounted to €13m in Q1 22 (€7m in Q1 21).
Operating income before depreciation and amortisation (OIBDA) decreased 6.4% y-o-y in Q1 22, mainly affected by changes to the perimeter (-€588m), which were partially offset by capital gains and favourable FX movements. In organic terms, aggregating 50% of VMO2 JV results, OIBDA growth accelerated to 2.1% y-o-y thanks to solid revenue performance. In organic terms, OIBDA trends remained positive across all Group markets, other than Spain.
OIBDA margin increased by 0.9 p.p. y-o-y to 34.0% in Q1 22 (-0.4 p.p. y-o-y organic to 33.3%).
Depreciation and amortisation increased 4.2% y-o-y in Q1 22, mainly due to changes to the perimeter of €68m and FX movements, both partially offset by lower impact of accelerated amortisation at T. México resulting from the operating model transformation. In organic terms, D&A was virtually stable decreasing by 1.0% y-o-y.
Share of profit of investments accounted for by the equity method amounted to €72m in Q1 22, mainly reflecting VMO2 JV's results.
Net financial expenses increased by 21.6% y-o-y in Q1 22, mainly due to the rise in interest rates and debt denominated in Brazilian real.
Corporate income tax was 54.3% lower y-o-y in Q1 22, mainly due to the deconsolidation of T. UK.
Profit attributable to non-controlling interests increased 19.9% y-o-y in Q1 22, mainly due to higher profit from minority interests of T. Deutschland and T. Colombia, partially offset by lower profit from minority interests of Telxius.
Profit attributable to equity holders of the parent company amounted to €706m in Q1 22, with earnings per share totalling €0.12. In underlying terms, net income totalled €720m in Q1 22 (-33.1% y-o-y) with EPS totalling €0.12 (-31.8% y-o-y) after excluding -€27m of restructuring, +€58m of capital gains and -€45m of other impacts.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - March

	2022	2021	% Chg

OIBDA	3,199	3,417	(6.4)
- CapEx accrued during the period	(1,017)	(2,006)
- Non-cash items & Others (1)	(169)	26
- Working Capital	(246)	(177)
- Net interest payment	(560)	(577)
- Dividends received	9	5
- Payment for tax	(110)	(107)
- Dividends paid to minority shareholders	(7)	(3)
= Free Cash Flow excluding Lease Principal Payments	1,100	579	90.0
- Lease Principal Payments	(586)	(545)
= Free Cash Flow including Lease Principal Payments	513	33	n.s.
Weighted average number of ordinary shares outstanding during the period (millions)	5,634	5,763
= Free Cash Flow per share (Euros)	0.09	0.01	n.s.
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, have been taken into account.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022.
- Spectrum payments amounted to €30m in January-March 2022 (mainly Germany). In January-March 2021 amounted to €694m (mainly UK and Hispam).
(1) In January-March 2022 it was associated mainly to the capital gain from the closing of Colombia's InfraCo transaction (€0.2bn).

Free cash flow generation amounted to €513m in Q1 22 vs. €33m in Q1 21, mainly affected by the deconsolidation of T. UK, which included €0.5bn of spectrum. Excluding spectrum payments, free cash flow amounted to €543m in Q1 22 vs. €727m in Q1 21.
OIBDA-CapEx (ex-spectrum) was up 5.0% y-o-y or +6.4% y-o-y in organic terms.
CapEx decreased 49.3% y-o-y to €1,017m in Q1 22 due to the spectrum accrued in Q1 21 and reflecting the positive impacts from changes in the perimeter. In organic terms, CapEx was down -4.9% y-o-y, mainly due to the lower pace of CapEx execution in Hispam. CapEx/Revenue stood at 12.0% in Q1 22 in organic terms.
Working capital consumed €246m in Q1 22, mainly impacted by recurrent seasonal effects, such as CapEx. It is worth highlighting the execution of factoring measures on accounts receivable. Compared to the same period in the previous year, working capital worsened by €69m, mainly affected by changes to the perimeter which was partially offset by positive impacts in Q1 22, mainly due to the application of the court ruling in Brazil.
Interest payments decreased by 3.0% y-o-y in Q1 22, as the reduction of debt in European currencies and seasonality effects were partially offset by the increase in interest rates and debt denominated in Brazilian real. The effective cost of interest payments over the last 12 months stood at 3.89% as of Mar-22 (excluding lease interests: 3.96%).
Dividends received amounted to €9m in Q1 22 (vs. €5m in Q1 21).
Tax payments remained stable y-o-y at €110m.
Dividends paid to minority shareholders totalled -€7m in Q1 22 (vs. -€3m in Q1 21).
Lease principal payments amounted to €586m in Q1 22 (vs. €545m in Q1 21).

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - March

	2022	2021	% Chg

Net financial debt at beginning of period	26,032	35,228
+ Free Cash Flow including Lease Principal Payments	(513)	(33)
+ Hybrids	—	(211)
+ Shareholder remuneration (including hybrid coupons)	221	215
+ Pre-retirement commitments	228	231
+ Net financial investments	(24)	(11)
+FX & Others	1,508	377
Net financial debt at end of period	27,453	35,796	(23.3)
+ Lease Liabilities	8,657	6,584
Net Financial Debt plus Lease Liabilities at end of period	36,110	42,380
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022. As of March 31, 2022 the statement of financial position incorporates Incremental.

Net financial debt was down -23.3% y-o-y to €27,453m as of Mar-22. In Q1 22, net financial debt increased by €1,421m, mainly affected by FX movements. Factors that negatively affected net financial debt included: i) labour-related commitment payments of €228m ii) shareholder remuneration of €221m (including coupon payments of capital instruments) and iii) other net factors totaling €1,508m mainly due to the higher value in euros of net debt in foreign currencies. Factors that decreased net debt included: i) free cash flow generation of €513m and ii) net financial divestments of €24m (sale of El Salvador, closing of Colombia's InfraCo transaction net of the purchase of Incremental).
Including the acquisition of Oi mobile assets (closed in Apr-22) and of BE-terna (announced in May-22), after increasing the stake in Telxius' submarine cable (announced in Feb-22), and including net proceeds from the recovery of Telxius tax payments in advance, net financial debt increased by €1.1bn from Mar-22 to €28.5bn.
Net financial debt including lease liabilities amounted to €36,110m as of Mar-22 (vs. €34,112m as of Dec-21).
Telefónica, has raised long term financing in Q1 22 by €6,099m, of which €5,500m correspond to re-financing of the Group’s debt (excluding commercial paper and short-term bank loans) and €599m equivalent correspond to new financing at Cornerstone. Telefónica's financing activity has allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of the end of Mar-22, the Group has covered debt maturities beyond 2024. The average debt life stood at 12.9 years.
Financing activities in Q1 22
•In January, Telefónica, S.A. completed the refinancing of its main syndicated facility of €5,500m which is now linked to sustainability objectives related to reduction of direct and indirect greenhouse gas emissions; and a social objective, relating to the increase in the percentage of women in executive positions; and extended its maturity to five years, with two annual extension option, up to a maximum maturity of seven years (Jan-29).
•In Apr-22, T. Emisiones completed a €100m reopening of an existing bond with a coupon of 1.864% and maturity in Jul-40. Also in April, T. Brazil signed a BRL 1,000m bilateral loan with maturity in Sep-23.
•Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €864.6m as of Mar-22.
•Undrawn committed credit lines with different credit institutions amounted to €11,980m as of Mar-22 (€11,513m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €22,302m.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the United Nations Sustainable Development Goals (‘UN SDGs’).
“E” Environmental: Building a greener future
•Tangible goals: Net-zero emissions by 2040 with interim deadline of 2025 in Brazil, Germany and Spain (Scope 1 + 2); 100% renewable electricity by 2030; Circular Economy Plan: zero-waste by 2030; helping our customers to avoid 12m tCO2 p.a. by 2025.
•Solid commitment to energy efficiency and savings: in Spain, the long-term renewable electricity agreement is up and running (~500 GWh p.a.) and 10 central offices closed this quarter (~1,500 since 2016), saving 1,000 GWh. (SDG #7, #13)
•Decarbonise the economy: Eco Rating scheme is now available across all our markets (except Venezuela) to give consumers consistent and transparent insight on the environmental impact of new smartphones. (SDG #12, #13)
•Telefónica Forest to neutralise emissions has now been planted, with 12,500 trees covering 20 hectares (absorbs ~3,000 tCO2). (SDG #7, #11, #13)
•Telefónica has been included on CDP 2021 Supplier Engagement Rating Leaderboard, 3rd consecutive year, over and above our inclusion for the 8th consecutive year in CDP’s ‘A List’. (SDG #13)
“S” Social: Helping society to thrive
•Tangible goals: 90-97% rural mobile broadband coverage in Brazil, Germany and Spain by 2024; 33% female executives by 2024; eliminate gender pay gap by 2050; +/-1% adjusted pay gap by 2024.
•Boosting connectivity for all: 82% 5G coverage in Spain following the switch-on of 700MHz 5G which covers all provincial capitals, large towns, and villages with fewer than 3,000 inhabitants. (SDG #9)
•Signing Equality Plans in every company of the Group in Spain -including those with less than 50 employees- with the two major trade unions to ensure equal opportunities and pay. The plans cover recruitment and selection processes, promotions, training, working conditions, work-life balance, under-representation of females, pay, and the prevention of sexual harassment and gender-based violence, amongst others. (SDG #5)
•VMO2 UK announced “All In” strategy to become a more equitable and inclusive company, including several ambitions to be achieved by 2027: equal representation of women and men in wider leadership team; boost gender parity across the organisation, including all gender identities and expressions, 25% of wider organisation to be from minoritised ethnic groups. (SDG #5)
•New ‘Universitas’ (Telefónica’s corporate university) campus unveiled: over 2,000m2 fitted with the latest technologies to create a hybrid learning experience for employees. (SDG #4)
•Received the most “special mentions” of any telco at the Workforce Disclosure Initiative Awards: “Supply chain data”, “Workforce action” and “Most transparent”. (SDG #8)
“G” Governance: Leading by example
•Tangible goals: >€10bn in sustainable financing; gender parity in main governing bodies by 2030; zero tolerance of corruption.
•COP $3bn (€72m equivalent) KPI Linked Loan to Movistar Colombia granted by BBVA has been amended to cover sustainability projects (energy efficiency initiatives and use of clean energy).
• 100% of suppliers comply with our sustainability standards. (SDG #8, #17)
•We have updated our Responsible Business Principles (code of ethics and our sustainability policy). (SDG #16)
Solidarity with Ukraine: Telefónica has set up several initiatives in support of the people of Ukraine. In addition to financial donations, we are offering free calls, roaming and SMS to Ukraine, and distributing free equipment and SIM cards. Our employees and network of volunteers have donated their time and money generously. We are working with NGO partners in each of our countries of operation in Europe to amplify our reach. Our thoughts are with those who live in Ukraine, or have family and friends there, as well as those who are seeking protection in other countries.

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - March	% Chg

	2022	Reported	Organic

Revenue	9,410	(9.0)
Telefónica España	3,079	0.9	0.9
Telefónica Deutschland	1,946	5.2	5.2
Telefónica Brasil	1,942	18.1	4.6
Telefónica Hispam	2,150	10.9	4.3
Other companies & eliminations	294	(3.2)	18.7
Revenue (aggregating 50% VMO2 JV)	10,883		3.2
VMO2 JV (100%)	2,989	4.3	(0.1)
OIBDA	3,199	(6.4)
Telefónica España	1,135	(4.9)	(4.9)
Telefónica Deutschland	610	9.6	7.0
Telefónica Brasil	804	14.6	1.6
Telefónica Hispam	597	50.7	2.3
Other companies & eliminations	52	145.4	n.s.
OIBDA (aggregating 50% VMO2 JV)	3,753		2.1
VMO2 JV (100%)	1,101	6.5	2.6
OIBDA margin	34.0%	0.9 p.p.
Telefónica España	36.9%	(2.3 p.p.)	(2.3 p.p.)
Telefónica Deutschland	31.3%	1.3 p.p.	0.5 p.p.
Telefónica Brasil	41.4%	(1.2 p.p.)	(1.2 p.p.)
Telefónica Hispam	27.8%	7.3 p.p.	(0.4 p.p.)
Other companies & eliminations	17.6%	10.6 p.p.	19.8 p.p.
OIBDA margin (aggregating 50% VMO2 JV)	34.5%		(0.4 p.p.)
VMO2 JV (100%)	36.8%	0.8 p.p.	1.0 p.p.
CapEx	1,017	(49.3)
Telefónica España	296	(11.5)	(5.5)
Telefónica Deutschland	265	16.1	16.1
Telefónica Brasil	323	9.7	(3.3)
Telefónica Hispam	116	(66.8)	(40.0)
Other companies & eliminations	17	(47.1)	24.3
CapEx (aggregating 50% VMO2 JV)	1,320		(4.9)
VMO2 JV (100%)	606	(41.9)	2.4
Spectrum	2	(99.7)
Spectrum (aggregating 50% VMO2 JV)	2		(99.6)
OIBDA-CapEx	2,181	54.6
Telefónica España	839	(2.4)	(4.7)
Telefónica Deutschland	345	5.1	0.9
Telefónica Brasil	481	18.2	5.1
Telefónica Hispam	481	n.s.	43.6
Other companies & eliminations	35	c.s.	c.s.
OIBDA-CapEx (aggregating 50% VMO2 JV)	2,433		6.4
VMO2 JV (100%)	495	c.s.	2.8
- Reconciliation included in the excel spreadsheets
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results desconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022.
Organic criteria: Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

28%	of total Telefónica Q1 22 revenue	30%	of total Telefónica Q1 22 OIBDA	34%	of total Telefónica Q1 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•New convergent portfolio launched in May, simple and flexible to easily integrate new home services.
•Revenue growth accelerated; double digit growth in IT revenue, roaming at pre-pandemic levels.
•Customer value increase; convergent ARPU returning to y-o-y growth, churn reducing to its lowest since Q3 16.

Operating performance
T. España reinforced its focus on a value offering during the first quarter with: the review of tariffs in February facilitating access to mobile handsets and other devices for our convergent customers; the development of services in new ecosystems such as insurance (home, car, new devices) or energy (photovoltaic self-consumption); and the agreement signed with DAZN which guarantees Movistar customers access to the entire "La Liga" for the next 5 seasons (with 15% net deflation compared to the current season).
In line with the Group's sustainability objectives, the JV formed with Repsol means that we are now providing green energy to our customers, while the 'Telefónica Forest' has been planted with 12,500 trees to absorb up to 3,000 tCO2. In parallel, we have launched our conciliation project starting with the “Yo No Renuncio" campaign aiming to improve the work-life balance of the workforce.
Following the seasonal campaigns in Q4 21, the market regained its rationality and commercial pressure eased compared with 2021, contributing to reach an all-time record NPS (43%).

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Retail Accesses	37,143.5	36,881.0	36,809.2	36,460.9	36,717.1	(1.1)
Fixed telephony	8,616.6	8,523.4	8,437.9	8,376.3	8,260.9	(4.1)
Broadband	5,911.1	5,888.6	5,873.6	5,874.9	5,845.7	(1.1)
FTTH	4,671.0	4,726.7	4,774.5	4,847.6	4,875.1	4.4
Mobile	18,711.0	18,658.2	18,732.9	18,484.6	18,954.7	1.3
Prepay	840.1	806.0	783.6	752.5	710.5	(15.4)
Contract	15,259.7	15,185.8	15,194.8	15,210.7	15,139.3	(0.8)
IoT	2,611.2	2,666.4	2,754.5	2,521.5	3,105.0	18.9
Pay TV	3,895.3	3,801.3	3,755.5	3,716.4	3,647.2	(6.4)
Wholesale Accesses	3,676.8	3,658.3	3,679.1	3,674.3	3,684.3	0.2
FTTH	2,708.1	2,801.7	2,907.1	2,982.0	3,064.7	13.2

Total Accesses	40,820.3	40,539.3	40,488.3	40,135.2	40,401.4	(1.0)

Notes:
- Accesses in March 2022 include an update of 500k IoT accesses from December 2021.

OWN UBB COVERAGE
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	% Chg

Total UBB Premises passed (FTTH)	25,651.3	26,134.6	26,520.1	26,903.3	27,203.0	6.0
Uptake FTTH	29%	29%	29%	29%	29%	0.4 p.p.

Notes:
- FTTH uptake includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses (-1% y-o-y) showed fewer net losses in wireline and mobile communications than in the previous tariff repositioning in Q1 21 and fibre continued to grow (+110k in Q1 22; +27k retail), accounting for 85% of the broadband plant, with an uptake of 29% on 27.2m premises passed as of March.

CONVERGENT KPIs
Unaudited figures
	2021				2022

	March	June	September	December	March	% Chg

Convergent clients (thousands)	4,781.6	4,725.9	4,682.7	4,649.8	4,608.3	(3.6)
Convergent ARPU (EUR) (cumulative YTD)	89.7	88.5	88.9	89.2	91.1	1.5
Convergent churn (cumulative YTD)	1.5%	1.5%	1.4%	1.4%	1.3%	(0.2 p.p.)

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

Convergent customers (-4% y-o-y) declined in the quarter (-42k), although their ARPU increased to 91.1 euros recovering the y-o-y growth not seen since Q4 19 (+1.5% y-o-y). Churn was reduced to 1.3% (-0.2 p.p. y-o-y), its lowest level since Q3 16.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2022	2021	Reported	Organic

Revenue	3,079	3,050	0.9	0.9
Mobile handset revenue	153	82	85.9	85.9
Revenues ex-mobile handset revenue	2,926	2,968	(1.4)	(1.4)
Retail	2,390	2,432	(1.8)	(1.8)
Wholesale and Other	536	536	0.1	0.1
Operating income before D&A (OIBDA)	1,135	1,194	(4.9)	(4.9)
OIBDA Margin	36.9%	39.2%	(2.3 p.p.)	(2.3 p.p.)
CapEx	296	334	(11.5)	(5.5)
Spectrum	—	21	—	—
OIBDA-CapEx	839	860	(2.4)	(4.7)

Notes:
- OIBDA before management and brand fees.

Revenue grew y-o-y for the fourth consecutive quarter, accelerating vs the previous quarter (+0.5 p.p.).This is due to an improvement in both service revenue (-1.4% y-o-y; +0.1 p.p. vs Q4 21), as a result of the growth in ARPU, and handset sales (+86% y-o-y, +11 p.p. vs Q4 21), driven by the addition of a handset to the Fusión portfolio revamped in April-21. Furthermore, IT revenue continued to grow year-on-year at double digit and roaming has returned to pre-pandemic levels.
OIBDA declined 4.9% y-o-y (-3.4% in Q4 21) impacted by the significant increase in the cost of energy and the higher growth in lower margin revenue levers (like handsets), partially offset by the generation of efficiencies such as those from the latest restructuring plan (€30m of savings since the beginning of February following the exit of 2,317 employees) and the transformation of our fixed network (copper switch-off), among others. The OIBDA margin was 36.9% (-2.3 p.p. y-o-y).
CapEx declined 5.5% y-o-y despite the continued development of our NGN network (FTTH and 5G), while OIBDA-CapEx declined 4.7%, leaving a cash margin of 27.3% (-1.6 p.p. y-o-y), leading the European incumbents.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica Q1 22 revenues	16%	of total Telefónica Q1 22 OIBDA	14%	of total Telefónica Q1 22 OIBDA-CapEx
Weights calculated with revenues, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Continued commercial success, with postpay net additions up 30% y-o-y to +287k, driven by O2 Free portfolio.
•Sustained growth in revenue, OIBDA and OIBDA-CapEx, with 2022 guidance reiterated.
•O2 ‘good’ rating confirmed in the connect service test; ~40% 5G pop coverage, on track to achieve ~50% by YE22.

Operating performance
Telefónica Deutschland had a strong start to the year, delivering sustained operational and financial momentum in Q1 22 on the back of core business strength and high customer demand for the O2 Free portfolio, building on network parity and ESG leadership.
T. Deutschland, climate and the environment. The company’s 'Reduce-Repair-Recycle' programme is an important building block for applying the Circular Economy. In 2021, T. Deutschland saved over 17 tons of plastic by delivering 8.6m SIM cards in half-SIM card format. For shipped devices, the company minimises waste by adapting recycled packaging for each product or, if possible, not using additional outer packaging. By no later than 2025, T. Deutschland wants to eliminate the use of non-recycled plastic in its own logistics.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Retail Accesses	48,942.4	49,485.1	49,838.4	50,219.3	50,418.6	3.0
Fixed telephony accesses	2,173.0	2,171.5	2,172.8	2,179.6	2,169.2	(0.2)
Broadband	2,253.9	2,253.2	2,255.4	2,262.3	2,251.9	(0.1)
UBB	1,809.1	1,823.2	1,837.7	1,856.8	1,864.1	3.0
Mobile accesses	44,428.2	44,974.5	45,325.3	45,693.6	45,915.0	3.3
Prepay	19,174.7	19,265.5	19,161.2	18,973.0	18,873.4	(1.6)
Contract	23,801.4	24,175.3	24,590.3	25,107.8	25,395.0	6.7
IoT	1,452.1	1,533.7	1,573.8	1,612.8	1,646.6	13.4
Total Accesses	48,942.4	49,485.1	49,838.4	50,219.3	50,418.6	3.0

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	1.6%	1.4%	1.7%	1.7%	1.7%	0.1 p.p.
Contract	1.3%	1.0%	1.2%	1.2%	1.4%	0.1 p.p.
Mobile churn (cumulative YTD)	1.6%	1.5%	1.6%	1.6%	1.7%	0.1 p.p.
Contract	1.3%	1.2%	1.2%	1.2%	1.4%	0.1 p.p.
Mobile ARPU (EUR) (cumulative YTD)	9.7	9.9	10.0	10.0	9.7	0.2
Contract	13.2	13.4	13.5	13.5	12.8	(3.2)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

The well received O2 Free portfolio and a solid contribution from partner brands continued to drive sustained growth of the contract mobile base. The strong commercial traction of the O2 brand compensated for some anticipated temporarily higher churn on the back of the European Electronic Communications Code introduction; own brand churn in Q1 22, up 0.2 p.p. y-o-y to 1.2%.
O2 contract ARPU was -0.5% y-o-y on the back of a combination of the accelerated MTR glidepath and some enhanced focus on customer loyalty including retention and bundle benefits.
Prepaid accesses declined -100k in Q1 22 (Q1 21: -109k), driven by the ongoing prepaid to postpaid migration trend in the German market.
Fixed broadband accesses posted -10k net disconnections (Q1 21: -7k) mainly driven by ADSL as a legacy technology and some anticipated temporarily higher churn on the back of the EECC introduction. T. Deutschland’s technology agnostic O2 my Home products remained popular, with positive net adds including fixed-mobile substitution (FMS).

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2022	2021		Reported		Organic

Revenue	1,946	1,850		5.2		5.2
Mobile Business	1,743	1,654		5.4		5.4
Handset revenue	392	347		13.2		13.2
Fixed Business	197	200		(1.6)		(1.6)
Operating income before D&A (OIBDA)	610	557		9.6		7.0
OIBDA Margin	31.3%	30.1%	1.3	p.p.	0.5	p.p.
CapEx	265	228		16.1		16.1
Spectrum	—	—		—		—
OIBDA-CapEx	345	328		5.1		0.9

Note:
- OIBDA before management and brand fees.

Revenue continued to grow strongly, +5.2% y-o-y in Q1 22 (+1.6% y-o-y in Q4 21), including the impact from the accelerated MTR glidepath. T. Deutschland’s mobile business grew +5.4% y-o-y, reflecting sustained MSR growth on the back of continued good commercial traction of the O2 brand and some support from the recovery of international roaming. Good availability of devices resulted in handset revenues increasing +13.2% y-o-y.
OIBDA posted strong growth of +7.0% y-o-y in Q1 22, with improved operational leverage in both, fixed and mobile. This reflects own brand momentum, further efficiency gains as well as some international roaming tailwinds. OIBDA margin expanded +0.5 p.p. y-o-y to 31.3%.
CapEx was up +16.1% y-o-y in Q1 22, with a CapEx/Sales ratio of 13.6% as T. Deutschland continued to execute its ‘investment for growth’ programme according to plan in its final year. The Company’s 3-year programme passed its CapEx peak in FY 2021 and T. Deutschland is well on track to achieve normalised CapEx/Sales levels towards YE 2022.
As a result, OIBDA-CapEx grew +0.9% y-o-y in Q1 22 and OIBDA-CapEx/Revenue reached 17.7%, -0.8 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

14%	of total Telefónica Q1 22 revenues	15%	of total Telefónica Q1 22 OIBDA	10%	of total Telefónica Q1 22 OIBDA-CapEx
Weights calculated with revenues, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Resilient trading performance with delivery of price rises whilst maintaining customer base.
•Upgrading the UK: added 101k Lightning premises; 5G services now live in over 400 towns/cities.
•Improved profitability supported by cost efficiencies and synergies, 2022 guidance reiterated.
Operating performance
Virgin Media O2 (VMO2) has started to ramp up network investments while improving products and services with big challenger decisions including not reintroducing EU roaming fees. The delivery of fixed and mobile price rises will also support revenue growth and allow continued investment as connectivity demand continues to increase.
FTTP upgrade pilots were completed in February, paving the way for the planned deployment of full fibre across the entire fixed network commencing later this year, with completion in 2028.
In January, VMO2 Business switched on a first of its kind multi-site private mobile network with British Sugar as part of a seven year partnership. It also launched ‘Success Agreements’ for new large enterprise and public sector customers which takes a new approach to typical SLAs, helping to define specific goals or outcomes for individual customers with added flexibility.
VMO2 announced progressive commitments to achieve gender parity and to increase employees from minoritised ethnic groups. As part of its new “All In” strategy, by 2027 it aims to; have equal representation of women and men in the company’s wider leadership team; to have driven forward progress for gender parity, including all gender identities and expressions across the organisation; 15% of VMO2’s wider leadership team will be from minoritised ethnic groups; and 25% of Virgin Media O2’s wider organisation will be from minoritised ethnic groups.

VMO2 ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Retail Accesses (1)	44,292.8	44,990.9	45,549.5	46,021.1	46,177.7	4.3
Broadband	5,487.9	5,523.6	5,566.0	5,626.7	5,625.7	2.5
UBB	5,458.6	5,494.1	5,536.4	5,596.8	5,595.8	2.5
Mobile accesses	30,617.7	31,358.0	31,864.6	32,276.8	32,595.0	6.5
Prepay	8,199.1	8,362.5	8,284.0	8,119.1	8,062.4	(1.7)
Contract	15,636.3	15,701.2	15,809.3	15,938.1	15,948.6	2.0
IoT	6,782.3	7,294.3	7,771.3	8,219.7	8,584.1	26.6
Wholesale Accesses	9,350.5	9,594.4	9,773.7	9,966.6	10,126.5	8.3
Total Accesses (1)	53,643.3	54,585.4	55,323.2	55,987.8	56,304.1	5.0
Notes:
(1) Includes fixed telephony and Pay TV accesses. Accesses prior to 1st June 2021 are based on proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

UBB Premises passed	15,386.6	15,476.4	15,546.3	15,649.9	15,749.7	2.4

Contract mobile net additions totalled +11k in Q1 22 (vs +129k in Q4 21; +42k in Q1 21), in line with seasonal trends and O2 mobile contract churn was stable y-o-y and market-leading at 0.9%.
In Q1 22 IoT accesses grew by +364k (vs 292k in Q1 21) on the back of the SMIP programme.
Fixed broadband net additions totalled -1k in Q1 22 (vs +60k in Q4 21), with continued growth in Project Lightning areas offset by declines in the existing footprint together with a modest increase in price rise related churn but total disconnections were stable y-o-y. The average speed across the company’s broadband base has increased 24% y-o-y and is now 231 Mbps which remains ~4x higher than the national average. Fixed ARPU declined -2.6% y-o-y in Q1 22 (vs -3.0% Q4 21) due to a change in customer mix.

VMO2 CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2022	2021	Reported	Organic

Revenue	2,989	2,866	4.3	(0.1)
Mobile revenue	1,652	1,567	5.4	0.9
Handset revenue	427	390	9.6	4.9
Fixed Business	1,197	1,174	1.9	(2.2)
Consumer Fixed	1,020	982	3.8	(0.4)
Subscription	998	962	3.7	(0.5)
Other	22	20	9.0	4.3
B2B Fixed	177	192	(8.0)	(11.6)
Other	141	125	12.6	7.6
Operating income before D&A (OIBDA)	1,101	1,033	6.5	2.6
OIBDA Margin	36.8%	36.0%	0.8 p.p.	1.0 p.p.
CapEx	606	1,043	(41.9)	2.4
Spectrum	—	513	—	—
OIBDA-CapEx	495	(10)	c.s.	2.8

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenue was broadly flat in Q1 22 (vs -0.7% y-o-y in Q4 21), with +0.9% y-o-y increase in mobile revenue (vs +0.8% y-o-y in Q4 21) driven by a +4.9% y-o-y growth in handset revenue, being partially offset by lower service revenue. Fixed revenue declined -2.2% y-o-y in Q1 22 (vs +3.6% y-o-y in Q4 21) as consumer base expansion was offset by lower B2B revenue as a result of a high level of installation revenue for high-capacity data services within wholesale in Q1 21.
OIBDA grew by +2.6% y-o-y in Q1 22 (vs -1.1% y-o-y in Q4 21), due to cost savings following the migration of the Virgin Mobile MVNO base from EE to Vodafone, lower sales and commissions and the flow through of cost synergies. OIBDA margin improved by 1.0 p.p. y-o-y in Q1 22 to 36.8% (vs Q4 21 32.4%).
CapEx increased +2.4% y-o-y in Q1 22 as the Company continued to invest in its fixed and mobile infrastructure. As a result, in Q1 22, OIBDA-CapEx increased +2.8% y-o-y with OIBDA-CapEx/Revenue up +0.5 p.p y-o-y to 16.6%.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

18%	of total Telefónica Q1 22 revenue	21%	of total Telefónica Q1 22 OIBDA	20%	of total Telefónica Q1 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•On 20 April, Telefonica completed the acquisition of Oi's mobile assets for approx. €1.0 bn.
•Revenue grew 4.6% y-o-y which, together with efficiencies, supported OIBDA growth (+1.6%).
•In reported terms, revenue, OIBDA and OIBDA-Capex grew 18.1%, 14.6% and 18.2% versus Q1 21.

Operating performance
The acquisition of Oi's mobile assets will improve the quality of Vivo's mobile network and accelerate digitalisation. We expect to achieve operating synergies of BRL 5.4 billion (excluding revenue synergies).
Vivo continued to make progress on its commitment to sustainable growth, with the addition of 23 power generation plants. Vivo aims to have 80 plants in operation by the end of 2022. On top of that, Vivo is the first company in the sector to obtain the "ISO 45001" certificate (guaranteeing the health and safety of employees). In addition, the Company remains on the CDP's Supplier Engagement Leaderboard, and the 'Vem Pra Vivo' blog was launched to promote talent attraction.
Vivo continues to offer 'best-in-class' digital solutions in B2B and B2C. In B2B, it offers a wide portfolio of in-house solutions as well as services via leading companies such as Microsoft, Oracle and Google, among others. In B2C, Vivo strengthened its services in the financial, entertainment, health and education verticals. As part of this, a JV was created with higher education specialist Anima Holding to develop an app aimed at training in areas such as technology, administration and management and tourism. In addition, and with the goal of accelerating the Company's B2C ecosystem, Vivo has launched 'Vivo Ventures', a venture capital fund, together with Telefónica Open Innovation, which will invest in startups focused on innovative solutions.

ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Final Clients Accesses	95,900.8	96,813.8	97,516.6	98,853.2	100,035.3	4.3
Fixed telephony accesses	8,625.9	8,328.1	7,802.4	7,506.5	7,345.3	(14.8)
Broadband	6,318.2	6,283.8	6,264.9	6,262.0	6,273.3	(0.7)
UBB	5,220.1	5,313.0	5,430.1	5,535.3	5,632.0	7.9
FTTH	3,745.8	4,046.3	4,356.0	4,608.7	4,837.6	29.1
Mobile accesses	79,673.3	80,956.5	82,244.6	83,912.3	85,293.3	7.1
Prepay	33,668.8	33,871.7	34,163.4	34,287.3	34,399.0	2.2
Contract	35,321.4	35,911.4	36,608.6	37,166.7	37,949.0	7.4
IoT	10,683.2	11,173.4	11,472.6	12,458.3	12,945.3	21.2
Pay TV	1,223.5	1,186.2	1,146.6	1,114.8	1,067.3	(12.8)
IPTV	913.9	918.6	917.8	916.8	898.9	(1.6)
Total Accesses	95,901.9	96,814.9	97,517.6	98,854.2	100,035.6	4.3

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Total UBB Premises passed	25,057.9	25,609.7	26,371.7	27,485.7	28,313.0	13.0
Owned (Fully/Partially)	24,493.4	24,883.1	25,642.2	26,746.4	27,563.0	0.1
Total FTTH	16,291.1	17,309.5	18,316.5	19,587.6	20,521.7	26.0
Owned (Fully/Partially)	15,726.6	16,582.9	17,587.1	18,848.4	19,771.7	0.3
Uptake FTTH	23%	23%	24%	24%	24%	0.6 p.p.
Notes: FTTH uptake includes FTTH connected divided by the total FTTH premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	2.9%	2.9%	2.8%	2.8%	2.6%	(0.3 p.p.)
Contract	1.1%	1.3%	1.2%	1.3%	1.2%	0.0 p.p.
Mobile churn (cumulative YTD)	2.9%	2.9%	2.9%	2.8%	2.6%	(0.3 p.p.)
Contract	1.1%	1.2%	1.2%	1.2%	1.2%	0.0 p.p.
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.2	4.5	(1.2)
Contract	7.2	7.2	7.4	7.4	7.9	(2.0)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In mobile, Vivo's strategic objective of offering the best connectivity has resulted in strong data growth (+40% y-o-y) and sustained growth in high value accesses (+7% y-o-y in postpaid). Contract net additions in Q1 22 amounted to 0.8m (Q1 21: 0.9m), with churn remaining at a low level of 1.2%.
In fixed, the transition to fibre resulted in an average speed increase of 57% y-o-y, thanks to growth in FTTH connections (+29% y-o-y). Premisses passed with FTTH increased by 0.9m in Q1 22 to 20.5m (including premises passed by Vivo, Fibrasil and those agreed with ATC).

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2022	2021	Reported	Organic

Revenue	1,942	1,645	18.1	4.6
Mobile Business	1,297	1,084	19.7	6.1
Handset revenue	121	98	24.1	10.0
Fixed Business	645	561	14.9	1.9
Operating income before D&A (OIBDA)	804	702	14.6	1.6
OIBDA Margin	41.4%	42.7%	(1.2 p.p.)	(1.2 p.p.)
CapEx	323	295	9.7	(3.3)
Spectrum & obligations	2	—	n.s.	n.s.
OIBDA-CapEx	481	407	18.2	5.1

Notes:
- OIBDA before management and brand fees.

Revenue rose 4.6% in Q1 22 y-o-y (+2.8% in Q4 21). This is mainly due to service revenue growth of 4.3% resulting from an increase in contract accesses and tariff upgrades, and fixed revenue growth of 1.9% resulting from the tariff upgrade.
OIBDA rose 1.6% in Q1 22 (+1.7% in Q4 21) despite an increase in inflation-related expenses (mainly personnel, energy and network). This is mainly due to cost control and improved operating efficiency.
OIBDA-CapEx in Q1 22 increased 5.1%, with CapEx over Revenue at 17%.

TELEFÓNICA INFRA
Key Messages
•T. Infra manages a portfolio of FTTH vehicles, data centres and submarine cable investments while continuing to pursue new value creation opportunities.
•Working on two new fibre vehicles in Spain and UK to deploy sustainable FTTH networks in underserved areas.
•Telefónica and Pontegadea consolidated their alliance in Telxius, an asset proven critical during the pandemic.

Operating performance
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brazil 25%) provides its services over a neutral FTTH network focusing its rollout on selected mid-sized cities and has a deployment target of over 6m premises passed within 4 years. In Q1 22 FiBrasil continued its roll-out, reaching a total of 2.2m premises passed. Moreover, Fibrasil has received the IJ Global Awards 2021 'Telecoms Deal of the Year' - Latin America, for the best infrastructure and energy transaction in the region in its category.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%), has the target of deploying over 2m premises passed within 6 years in underserved rural and semi-rural regions. UGG started as a fully greenfield operation, and has already launched operations in six federal states (“Länders”) connecting multiple municipalities to its green FTTH network. As of Q1 22, UGG has c.250k premises under signed MoUs. Additionally, UGG has received an award from IJ Global for its financing structure.
Nabiax, the data centre company to be owned by Asterion Industrial Partners 80% and T. Infra 20%, once the second tranche of the on-going transaction is completed in Q2 22, is operating 14 data centres in seven countries (Spain, Chile, Brazil, Argentina, Peru, U.S. and Mexico) with a combined IT power of 39 MW. These infrastructures are hyperconnected through fibre and most of them have the Uptime Institute’s Tier III & IV certifications. During Q1 22, Nabiax has invested especially in the expansion of its Alcalá de Henares and Julián Camarillo Campuses in Madrid.
During Q1 22, Telxius maintained strong commercial momentum, increasing the value of the contracts signed in that period by 65% y-o-y, especially on the North-South American routes, highlighting the incremental demand from hyperscalers and relevant carriers. Thus, this good commercial traction has led to a high single digit y-o-y growth in reported OIBDA3.
The expansion of Telxius’ network and footprint in recent years has enabled the Company to improve the ratio of services delivered to our customers, with more than 80% of service capacity activations being done on our own infrastructure in the last 12 months, facilitating the management of services that guarantee a better quality. Lastly, Telxius' traffic increased by 8% y-o-y in Q1 22, from a high base in 2021.

3 Constant perimeter, excluding Tower business

TELEFÓNICA TECH
(y-o-y changes)
Key messages
•Continuous delivery of superior revenue growth and outperformance of the market.
•Relevant acquisitions in Europe in 2022: Incremental at the end of Q1 22 and BE-terna announced in May.
•Advisory Board created to boost growth and leadership of value propositions for digital transformation.
Telefónica Tech is a next generation IT services provider with services and integrated technological solutions in Cyber Security, Cloud, IoT, Big Data, Artificial Intelligence and Blockchain, a global company with around 5,400 highly skilled employees and strategic hubs in Spain, Brazil, UK, Germany, and Hispam. Our capabilities reach more than 5.5m B2B Group customers in 175 countries. T. Tech revenue growth in Q1 22 was +80.6% y-o-y.
T. Tech acquired Incremental, a large Microsoft Dynamics partner, complementing the acquisition of T. Tech UK&I. In early May. T. Tech also announced the acquisition of BE-terna (pending to regulatory approval), one of the top five Cloud Microsoft Dynamics partners in Europe with presence in Germany, Austria, Switzerland and Denmark, among other markets.
In Q1 22, T. Tech was recognised for an 8th year as a Leader in 2022 Gartner’s “Magic Quadrant for IoT Connectivity Managed Services" and T. Tech’s AI of Things was recognised by IDC as a Leader in the “Worldwide IoT Connectivity Services 2022”. Additionally, T. Tech Cyber & Cloud was named as a Leader in the “Managed Security Services vendors in Europe” (March-22).

Financial Performance
Revenue continued to accelerate its growth and reached €299m (+80.6% y-o-y) in Q1 22 driven by a strong performance across the businesses and the integration of operations along 2021. T. Cybersecurity & Cloud Tech, higher value services - professional, platform and managed services - continued to grow at a double-digit rate in Q1 22 as well as all the services' revenue in T. IoT and Big Data Tech (IoT connectivity and IoT & Big Data Solutions).

Operating performance
T. Cybersecurity & Cloud Tech provides a fully integrated value proposition combining our partners' solutions with our professional and managed services in addition to our delivery platforms with a solution-centric approach. Q1 highlights:
•Launch of a Digital Operations Centre (DOC) in Spain, a global service that strengthens our global network of 11 Security Operation Centres to monitor, protect and resolve incidents.
•Cybersecurity performance quite above our expectations as these services become critical in our clients’ strategy to guarantee the sustainability of their business as they progress in their digitalisation agenda.
•Strengthened our partner ecosystem with leading Tech players including Oracle (Cloud Infrastructure services and professional and managed services), Amazon (AWS Premier Consulting Partner) and ZscalerTM (Security Edge Service Zero Trust model).
•Expanded portfolio for SMBs with Microsoft Teams Essentials to improve productivity and competitiveness.
Telefónica IoT & Big Data Tech’s offering is a unique value proposition named AI of Things covering E2E of the value chain, including best-in-class professional services and partnerships. Q1 highlights:
•T. Tech joined “LACChain” (a global alliance to develop blockchain in Latin America and the Caribbean) and, together with Éxxita Be Circular, created the European Green Passport for electronic equipment, using TrustOS, T.Tech’s managed blockchain platform.
•At the Mobile World Congress 2022 Conference, T. Tech presented its technological proposal, proving its leading position in value added services related to Industrial IoT (AGVs, drones, VR, and predictive maintenance) and showing its capabilities in Smart Buildings (facility management, energy efficiency and smart connectivity).
•Geprom played an important role in the development of AI of Things solutions for the industrial sector and presented key showcases at the “Advanced Factories 2022”, a global congress for Industry 4.0 held in Spain.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

20%	of total Telefónica Q1 22 revenue	16%	of total Telefónica Q1 22 OIBDA	20%	of total Telefónica Q1 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Revenue and OIBDA increased y-o-y in both organic and reported terms (revenue +4.3% and +10.9%, respectively; OIBDA +2.3% and +50.7%, respectively).
•Continued improvement on quality accesses: Contract +6% y-o-y; FTTH: +22% and IPTV: +56%.
•T. Colombia progressed towards its zero net emissions target; modifying an existing loan to include environmental objectives (thereby reducing financing costs).

Operating performance

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Retail Accesses	109,152.9	109,498.6	109,061.1	110,395.5	109,226.2	0.1
Fixed telephony accesses	7,668.1	7,489.2	7,237.3	7,034.1	6,845.6	(10.7)
Broadband	5,555.0	5,654.8	5,700.5	5,756.9	5,795.7	4.3
UBB	3,894.3	4,108.5	4,280.0	4,432.2	4,576.2	17.5
FTTH & Cable	3,642.4	3,886.5	4,086.9	4,259.0	4,427.1	21.5
Mobile accesses	92,924.7	93,400.5	93,173.0	94,612.6	93,566.8	0.7
Prepay	66,145.0	65,926.8	65,143.7	66,075.3	64,645.4	(2.3)
Contract	22,611.4	23,099.6	23,494.7	23,799.6	24,007.1	6.2
IoT	4,168.3	4,374.2	4,534.6	4,737.6	4,914.3	17.9
Pay TV	2,864.1	2,872.5	2,869.0	2,905.3	2,940.3	2.7
IPTV	646.4	724.9	811.2	913.2	1,011.2	56.4

Total Accesses	109,173.2	109,518.8	109,080.7	110,414.7	109,244.8	0.1

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	% Chg

Total UBB Premises passed	13,216.1	13,813.7	14,527.0	15,159.3	16,080.4	21.7
Owned (Fully/Partially)	12,421.6	12,762.2	13,173.1	13,558.2	14,363.9	15.6
Total FTTH & Cable	11,084.3	11,682.6	12,399.2	13,035.7	13,960.2	25.9
Owned (Fully/Partially)	10,289.8	10,631.1	11,045.3	11,434.5	12,243.7	19.0
Uptake FTTH	33%	33%	33%	33%	32%	(1.1 p.p.)

Notes:
- FTTH uptake includes FTTH connected divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	% Chg

Mobile churn (quarterly)	3.0%	3.0%	3.5%	3.0%	3.7%	0.6 p.p.
Contract	2.0%	2.2%	2.3%	2.3%	2.5%	0.5 p.p.
Mobile churn (cumulative YTD)	3.0%	3.0%	3.2%	3.1%	3.7%	0.6 p.p.
Contract	2.0%	2.1%	2.2%	2.2%	2.5%	0.5 p.p.
Mobile ARPU (EUR) (cumulative YTD)	3.2	3.2	3.3	3.3	3.5	2.1
Contract	9.1	9.0	9.0	9.1	9.5	(1.4)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In mobile, contract accesses increased +6% y-o-y (Mexico +17) with 207k net ads in Q1 22, worth highlighting Colombia and Argentina where both surpassed 100k in the quarter.
In the fixed business, the transition to fibre continued with 14m premises passed with FTTH and cable in the region, after passing 2.9m additional premises in last twelve months. The deployment of alternative models continued, accounting for 66% of the quarter's premises passed (mainly the InfraCo in Chile ). Although deployment accelerated, uptake remained at high levels (32%) as connections grew 22% y-o-y, with Colombia (+55%) and Chile (+40%) standing out.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March		% Chg

	2022	2021	Reported	Organic

Revenue	2,150	1,939	10.9	4.3
Mobile Business	1,397	1,260	10.9	4.0
Handset revenue	343	316	8.5	3.4
Fixed Business	753	676	11.4	5.1
Operating income before D&A (OIBDA)	597	396	50.7	2.3
OIBDA Margin	27.8%	20.4%	7.3 p.p.	(0.4 p.p.)
CapEx	116	350	(66.8)	(40.0)
Spectrum	—	135	—	—
OIBDA-CapEx	481	47	n.s.	43.6

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m).

Revenue (+4.3% y-o-y organic; +10.9% y-o-y reported) continued to grow in all countries in the region, with strong performances in Peru (+7.9%) and Colombia (+10.6%), and a return to growth in Mexico (+0.4%) after two quarters of declines).
OIBDA increased +2.3% y-o-y (+50.7% in reported terms due to the positive impact of currency appreciation), with double digit growth in Peru (+12.1%) and Chile (+10.3%). Reported OIBDA was impacted by capital gains related to the sale of 60% of InfraCo Colombia (+€184m) and -€41m of restructuring expenses (mainly in Argentina). The OIBDA margin remained virtually unchanged (27.8%, 21.3% in organic terms, -0.4 p.p. y-o-y), while OIBDA-Capex increased 43.6% y-o-y.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - March		% Chg

	2022	2021	Reported	Organic

Revenue	2,150	1,939	10.9	4.3
Telefónica Argentina	502	412	21.7	—
Telefónica Chile	445	424	5.1	3.9
Telefónica Perú	414	371	11.6	7.9
Telefónica Colombia	357	330	8.2	10.6
Telefónica México	256	239	7.0	0.4
Others & eliminations	176	163	8.0	1.5

Handset revenue	343	316	8.5	3.4
Telefónica Argentina	75	61	22.5	—
Telefónica Chile	84	92	(8.3)	(4.8)
Telefónica Perú	52	50	4.6	1.1
Telefónica Colombia	52	37	39.4	42.4
Telefónica México	64	64	(0.1)	(6.2)
Others & eliminations	16	12	31.2	22.7

OIBDA	597	396	50.7	2.3
Telefónica Argentina	50	41	21.6	—
Telefónica Chile	118	128	(8.1)	10.3
Telefónica Perú	79	68	16.2	12.1
Telefónica Colombia	275	94	190.8	(7.7)
Telefónica México	18	17	2.4	(12.4)
Others & eliminations	58	47	23.0	(0.6)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m).

•Chile: Revenue grew 3.9% y-o-y following the expansion of FTTH connections (+40% y-o-y; after reaching 3.7m premises passed, +1.0m in the last 12 months) and CPI-related tariff updates (c.7%). OIBDA grew 10.3% y-o-y. Following the launch of 5G in Dec-21, coverage reached all countries in the region. Meanwhile, Chilean Standard 3262 certification was renewed, reaffirming that internal procedures and action plans include a gender focus.
•Perú: Despite the difficult political and economic environment, revenue growth remained strong y-o-y (+7.9%) due to higher accesses and recent price increases for mobile contracts (c. +7%) and broadband (c. +4%). OIBDA grew 12.1% y-o-y. Furthermore, for a second consecutive year, and in accordance with I-REC and AENOR international certifications, 100% of electricity used in our domestic operations was renewable, reducing our carbon footprint by 92% since 2015.
•Colombia: Revenue grew 10.6% y-o-y, thanks to growth of mobile accesses (despite a more competitive market following the entry of Wom) and strong acceleration in FTTH connections (Q1 22: +68k, +55% y-o-y). OIBDA declined 7.7% y-o-y, mainly due to higher commercial and network costs.
•México: Revenue grew 0.4% y-o-y in Q1 22, versus -4.8% in Q4 21, as a result of an improved prepaid performance and solid growth in contract accesses (+17% y-o-y), despite the reduction in mobile termination rates (-7% y-o-y). In addition, the successful migration of traffic to the AT&T network continued with c.80% of traffic migrated as of March 2022 22. OIBDA declined -12.4% y-o-y as a result of a reduction in termination rates (-1.3% ex. effect). Movistar Mexico continued to promote inclusion with the expansion of social coverage to 2,772 towns, benefiting more than 370k people; and recycled 100% of its electrical and electronic waste (more than 96 tonnes).
•Argentina: Revenue increased 37.7% y-o-y in local currency due to higher contract (+4%) and FTTH (+22%) accesses, and tariff upgrades. OIBDA increased +42.0% y-o-y in local currency. The Company continued to promote inclusive connectivity with Imowi, contributing to connect 32 locations which had no mobile network coverage.

Appendix
Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	March 2022	December 2021	% Chg

Non-current assets	88,117	84,284	4.5
Intangible assets	12,188	11,725	3.9
Goodwill	18,094	16,519	9.5
Property, plant and equipment	23,944	22,725	5.4
Rights of Use	8,228	7,579	8.6
Investments accounted for by the equity method	12,876	12,773	0.8
Financial assets and other non-current assets	7,265	7,347	(1.1)
Deferred tax assets	5,522	5,616	(1.7)
Current assets	23,149	24,929	(7.1)
Inventories	1,639	1,749	(6.3)
Receivables and other current assets	8,927	8,287	7.7
Tax receivables	2,201	2,120	3.9
Other current financial assets	2,221	3,835	(42.1)
Cash and cash equivalents	8,112	8,580	(5.5)
Non-current assets and disposal groups held for sale (1)	49	358	(86.3)

Total Assets = Total Equity and Liabilities	111,266	109,213	1.9

Equity	31,830	28,684	11.0
Equity attributable to equity holders of the parent and other holders of equity instruments	24,681	22,207	11.1
Equity attributable to non-controlling interests	7,149	6,477	10.4
Non-current liabilities	53,453	55,034	(2.9)
Non-current financial liabilities	32,942	35,290	(6.7)
Non-current lease liabilities	6,790	6,391	6.2
Payables and other non-current liabilities	3,514	3,089	13.8
Deferred tax liabilities	2,861	2,602	10.0
Non-current provisions	7,346	7,662	(4.1)
Current liabilities	25,983	25,495	1.9
Current financial liabilities	7,521	7,005	7.4
Current lease liabilities	1,905	1,679	13.5
Payables and other current liabilities	13,175	13,210	(0.3)
Current tax payables	1,889	2,026	(6.8)
Current provisions	1,494	1,441	3.6
Liabilities associated with non-current assets and disposal groups held for sale (1)	—	134	—

Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022. As of March 31, 2022 the statement of financial position incorporates Incremental.
(1) As of December 2021 includes assets and liabilities of T. El Salvador, fibre vehicle in Colombia and other assets reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2022	2021	% Chg

Cash received from operations	11,434	12,751
Cash paid from operations	(8,770)	(9,517)
Net payments of interest and other financial expenses net of dividends received	(551)	(571)
Taxes proceeds/(paid)	(110)	(107)
Net cash flow provided by operating activities	2,003	2,556	(21.6)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(1,104)	(2,184)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	91	38
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	1,465	16
Government grants received	—	—
Net cash flow used in investing activities	452	(2,130)	c.s.

Dividends paid	(38)	(52)
Proceeds from share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(119)	(16)
Operations with other equity holders (1)	(116)	61
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	664	3,557
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(2,754)	(3,830)
Lease Principal Payments	(586)	(545)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(230)	(61)
Net cash used in financing activities	(3,179)	(886)	258.7

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	256	(204)
Net increase (decrease) in cash and cash equivalents during the year	(468)	(664)	(29.5)

Cash and cash equivalents at the beginning of the period	8,580	5,604
Cash and cash equivalents at the end of the period	8,112	4,940
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022.
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
March 2022

Non-current financial liabilities	32,942
Current financial liabilities	7,521
Gross Financial Debt	40,463
Cash and cash equivalents	(8,112)
Current financial assets	(2,210)
Non-current financial assets	(4,024)
Mark-to-market adjustment by cash flow hedging activities related to debt	292
Other current assets and liabilities	(19)
Other non-current assets and liabilities	1,063
Net Financial Debt	27,453
Lease Liabilities	8,657
Net Financial Debt including Lease liabilities	36,110
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022. As of March 31, 2022 the statement of financial position incorporates Incremental.
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €615m, €2,097m included as financial liabilities and €2,712m included as financial assets.

Unaudited figures	March 2022

Net Financial Debt / OIBDAaL adjusted (1)	2.73x
Notes:
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
March 2022

Gross commitments related to employee benefits	5,908
Value of associated Long-term assets	(94)
Tax benefits	(1,521)
Net commitments related to employee benefits	4,293
Notes:
- Telefónica Group consolidated results deconsolidate Telxius towers division while T. UK is no longer consolidated under the full consolidation method and the new VMO2 joint venture has been accounted for by the equity method since June 1, 2021. In addition, Telefónica Group consolidated results deconsolidate T. Costa Rica while incorporated Cancom UK&I since August 1, 2021, and deconsolidate T. El Salvador since January 1, 2022. As of March 31, 2022 the statement of financial position incorporates Incremental.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Mar 2022	Jan - Mar 2021	March 2022	December 2021

USA (US Dollar)	1.121	1.205	1.110	1.133
United Kingdom (Sterling)	0.836	0.874	0.846	0.840
Argentina (Argentine Peso) (3)	123.203	107.898	123.203	116.374
Brazil (Brazilian Real)	5.845	6.595	5.260	6.321
Chile (Chilean Peso)	905.978	872.585	874.776	956.736
Colombia (Colombian Peso)	4,379.434	4,286.712	4,169.759	4,509.258
Costa Rica (Colon)	725.689	740.741	740.741	730.994
Mexico (Mexican Peso)	22.993	24.504	22.104	23.182
Peru (Peruvian Nuevo Sol)	4.265	4.411	4.105	4.515
Uruguay (Uruguayan Peso)	48.496	51.966	45.644	50.624
Venezuela (Bolivar Digital) (3)	20.364	5.597	20.364	18.655
(1) Average exchange rate for the period.
(2) Exchange rates as of 3/31/2022 and 12/31/2021.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs the Euro (in the case of Venezuela, Telefónica uses a synthetic exchange rate based on 'Bolivar Digital' since October 2021. For prior periods, and for comparative purposes, the synthetic exchange rate has been restated to 'Bolivar Digital').

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	March 2022

	EUR	BRL	HISPAM	OTHERS

Net financial debt plus Lease Liabilities structure by currency	65%	23%	10%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	March 2022
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	88%	7%	5%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

ESG RATINGS
	Overall score/rating	Relative positioning	Date of last rating change

CDP	A	Among 277 'A List' companies worldwide	Dec-21
Digital Inclusion Benchmark	89.5	1st worldwide	Dec-21
FTSE Russell	4.4/5	1st in sector	Dec-21
Moody's Vigeo Eiris	67/100	3rd / 37 (sector)	Oct-21
MSCI	A	Average in sector	Dec-21
Ranking Digital Rights	Included	1st in sector	Feb-21
Refinitiv	A-	5th in sector	Feb-21
S&P DJSI	86/100	Listed in DJSI Europe	Dec-21
Sustainalytics	17.4 (low risk)	14th / 227 (sector)	Oct-21

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the Performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
Reported figures for 2021 and 2022 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/03/rdos22t1-data.zip. OIBDA is also defined on consolidated financial statements published by the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.

Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of March 2022 can be found on page 28 of this document and in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/03/rdos22t1-data.zip. Net financial debt is also defined in the consolidated financial statements of the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2.
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data was available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/03/rdos22t1-data.zip.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/03/rdos22t1-data.zip. Free cash flow is also defined in the consolidated financial statements of the Group for 2021 (see "Alternative measures not defined in IFRS" in Note 2).
Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2022/2021 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2021. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/03/rdos22t1-data.zip.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/03/rdos22t1-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly-titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements.. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 30 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for year 2021 submitted to the CNMV, in Note 2, page 14 of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 12, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer